Mail Stop 3561

November 27, 2007

Kwong Kai Shun
Chief Executive Officer
Asia Time Corporation
Room 1601-1604, 16/F., CRE Centre
889 Cheung Sha Wan Road
Kowloon, Hong Kong

> **RE:** **Asia Time Corporation**
> **Item 4.02 Form 8-K**
> **Filed November 26, 2007**
> **File No. 0-51981**

Dear Mr. Kwong:

We have reviewed your filings and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please provide a more detailed description of the nature of the restatements and the facts underlying your conclusion that the financial statements included in Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 should no longer be relied upon. For example, based on your disclosure in Form 10-Q for the quarter ended September 30, 2007, you should disclose that payments of $317,000 to acquire equity control of Times Manufacture, which were charged to additional paid-in capital, should have been charged to income. Refer to Item 4.02(a)(2) of Form 8-K. In addition, please tell us the basis in GAAP for your revised accounting treatment citing relevant authoritative literature.

2.   Please tell us when you intend to file the restated financial statements in amendments to Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007.

3.   Please tell us whether you have reconsidered the adequacy of your previous disclosures regarding the effectiveness of your disclosure controls and procedures in light of the restatements. When you amend your periodic reports to file the restated financial statements, please describe the effect of the restatement on the conclusion of your chief executive and chief financial officers regarding the effectiveness of your disclosure controls and procedures. If your chief executive and chief financial officers conclude that your disclosure controls and procedures were effective despite the restatement, describe the basis for their conclusion.

        As appropriate, please amend your filing and respond to our comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding theses comments, please direct them to me at (202) 551-3318. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Anthony Watson
Staff Accountant